# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Designer Brands Inc., CIK 0001319947
CUSIP: 250565108
Title of class of securities: Class A Common Shares, without par value
Address of issuer's principal executive offices: 810 DSW DRIVE, COLUMBUS, Ohio (OH), 43219
Date of event which requires filing of this statement: 10/06/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001589943
Persons authorized to receive notices and communications: MARK COHEN, STONE HOUSE CAPITAL MANAGEMENT, LLC, 1019 Kane Concourse, Suite 202, Bay Harbor Islands, Florida (FL), 33154, 212-543-1500; STEVE WOLOSKY & IAN ENGORON, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Stone House Capital Management, LLC (CIK 0001589943): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,500,000; sole dispositive power 0; shared dispositive power 5,500,000; aggregate amount beneficially owned 5,500,000 (12.7% of the class)
- SH Capital Partners, L.P. (CIK 0001497279): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,500,000; sole dispositive power 0; shared dispositive power 5,500,000; aggregate amount beneficially owned 5,500,000 (12.7% of the class)
- Cohen Mark A. (CIK 0001591240): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,500,000; sole dispositive power 0; shared dispositive power 5,500,000; aggregate amount beneficially owned 5,500,000 (12.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, without par value
Name of issuer: Designer Brands Inc.
Address of issuer's principal executive offices: 810 DSW DRIVE, COLUMBUS, Ohio (OH), 43219
Comment: This Amendment No. 2 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the shares of Class A Common Shares, without par value (the "Shares") of Designer Brands Inc., an Ohio corporation (the "Issuer"), initially filed with the U.S. Securities and Exchange Commission on June 11, 2026, as amended on September 15, 2026 (the "Schedule 13D"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 43,390,683 Shares outstanding as of September 3, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2026.

As of the date hereof, Partners directly beneficially owned 5,500,000 Shares, constituting approximately 12.7% of the Shares outstanding.

Stone House, as the general partner and investment manager of Partners, may be deemed the beneficial owner of the 5,500,000 Shares owned by Partners, constituting approximately 12.7% of the Shares outstanding.

Mr. Cohen, as the managing member of Stone House, may be deemed the beneficial owner of the 5,500,000 Shares beneficially owned by Stone House, constituting approximately 12.7% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

On October 6, 2026, Partners sold the 15,000 Options referencing an aggregate of 1,500,000 Shares, which had an exercise price of $10.00 per Share and were set to expire on January 15, 2027, for a price of $0.145 per Option.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

As previously disclosed, Partners purchased the Options referencing an aggregate of 1,500,000 Shares, which had an exercise price of $10.00 per Share and an expiration date of January 15, 2027. As described above in Item 5(c), Partners sold all of such Options on October 6, 2026 and, accordingly, Partners no longer has any exposure to such Options.

## Signatures
- Stone House Capital Management, LLC: /s/ Mark Cohen, Managing Member (10/07/2026)
- SH Capital Partners, L.P.: /s/ Mark Cohen, Managing Member of the General Partner (10/07/2026)
- Cohen Mark A.: /s/ Mark Cohen, Mark Cohen (10/07/2026)